November 18, 2013

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Stephen Krikorian, Accounting Branch Chief
Barbara Jacobs, Assistant Director
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel

Re:	Google Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed on January 29, 2013
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in connection with the comments from the staff of the Securities and Exchange Commission received by letter dated November 13, 2013 (the “Comment Letter”) relating to the above-referenced filing.

Google is working expeditiously to respond to the Comment Letter. Google respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. Google currently anticipates submitting a response to the Comment Letter on or before December 20, 2013.

Please do not hesitate to contact me at (650) 214-5324 with any concerns you may have regarding the timetable described above. Thank you for your consideration.
Very truly yours,

GOOGLE INC.

/S/ KENNETH YI
Kenneth Yi
Corporate Counsel,
Securities & Corporate Governance

cc:    Amie Thuener
Director, Technical Accounting Controller